Exhibit 99.1

B.O.S. Reports Second Quarter 2019 Financial Results - Revenue Growth of 16%, and Non-GAAP Net Income of $219,000

Company is on track to meet expectation of 2019 non-GAAP net income above $1.3 million

RISHON LE ZION, Israel, August 27, 2019 (GLOBE NEWSWIRE) – B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), a global provider of intelligent systems and services for production and logistics, reported its financial results for the second quarter and six months ended June 30, 2019.

Second Quarter 2019 Results:

Revenues for the second quarter grew by 16% to $8.8 million from $7.6 million in the comparable quarter last year.

The growth was attributed to the Supply Chain division, whose revenues for the second quarter grew by 32%, to $5.6 million, from $4.2 million in the comparable period last year. The growth engine of the Supply Chain continues to be international sales, which accounted for 56% of its revenues in the second quarter of 2019 as compared to 53% in the year 2018 and 46% of revenues in the year 2017.

Revenues in the Intelligent Robotics and RFID division amounted to $3.3 million in the second quarter of 2019, roughly the same as in the second quarter of 2018. The Company completed its acquisition of the Robotics business in June. Robotics revenues are recognized upon reaching certain production milestones that take time to achieve. With just one month of operation, the Robotics business was not in the position to meet these milestones, thus had no significant impact on the second quarter 2019 revenues.

Net income for the second quarter of 2019 was $20,000 or $0.00 per basic share compared to net income of $192,000 or $0.05 per basic share in the second quarter of 2018.

Net income, on a non-GAAP basis, for the second quarter of 2019 was $219,000 or $0.05 per basic share compared to $220,000 or $0.06 per basic share in the comparable quarter last year.

First Six Months 2019 Results:

Revenues for the first six months of 2019 grew by 4% to $16.5 million from $15.8 million in the first six months of 2018.

Net income for the first six months of 2019 was $176,000 or $0.05 per basic share compared to net income of $397,000 or $0.12 per basic share in the first six months of 2018.

Net income, on a non-GAAP basis, for the first half of 2019 was $507,000 or $0.13 per basic share compared to $453,000 or $0.13 per basic share in the comparable period last year.

A reconciliation of Non-GAAP financial results for the three months and the six months ending June 30, 2019 is presented along with the GAAP financials at the end of this document.

Eyal Cohen, BOS’ Co-CEO commented: “Our second quarter represented a period of intense activity for BOS’ management and employees. In June, we completed the acquisition of Imdecol’s business, and welcomed the former Imdecol employees into the BOS family. We have been extremely focused on integrating Imdecol’s operational and financial activities.

Our mission is to enhance our Robotics operational and international sales platform to realize the tremendous long-term opportunity in the global industrial robotics market. Based on Market Research Engine, this market is expected to grow at a CAGR of 11.5% and exceed $98 billion by 2024.1

1 Market Research Engine: https://www.marketresearchengine.com/Industrial-Robotics-Market

Yuval Viner, BOS’ Co-CEO added: “We have started to enhance the Robotics operation and strengthen its competitive advantage by improving production efficiency and capacity as well as expanding its technological capabilities and customer service. This involves long-term investments that we expect shall gradually yield consistent and sustained growth in our Robotics international revenues. Additionally, we have merged the RFID and Robotics sales teams and created an international sales group and a local market (Israel) sales group”.

Outlook for the year 2019

BOS reiterates the following expectations for full-year 2019:

●	Year 2019 revenues will grow to above $36 million from $33.6 million in the year 2018.

Revenues for the first six months of 2019 amounted to $16.5 million. Revenues for the second half of 2019 are expected to grow to $19.5 million.

●	Non-GAAP net income and earnings per basic share will increase to above $1.3 million or $0.34 per basic share from $1.1 million or $0.32 per basic share in 2018.

Non-GAAP net income for the first six months of 2019 amounted to $507,000 ($0.13 per basic share). Non-GAAP net income for the second half of 2019 is expected to grow to $790,000 ($0.21 per basic share).

Our expectations for growth in revenues, net income and earnings per basic share on a non-GAAP basis in the second half of 2019 are based upon a full six months of operation of the Robotics business and a traditional strong fourth quarter.

Conference Call Details

BOS will host a conference call today, Tuesday, August 27, 2019 at 10:30 a.m. EDT - 5:30 p.m., Israel Time. A question-and-answer session will follow management’s presentation. To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a replay of the call will be available the next day on the BOS website, http://www.boscorporate.com.

About BOS

B.O.S is a global provider of intelligent systems and services for production and logistics.  BOS’ Robotics and RFID Division, offers intelligent robotics and RFID systems for industrial and logistics processes as well as for retail store management. BOS’ Supply Chain Division provides electronic components, mainly for the aerospace, defense and other industries worldwide. Its services include the consolidation of components from a vast number of suppliers, long term scheduling and kitting.  For more information, please visit: www.boscorporate.com or contact:

Investor Relations Contact: John Nesbett/Jennifer Belodeau IMS Investor Relations (203) 972-9200 jnesbett@institutionalms.com	Company Contact: Eyal Cohen, CO-CEO & CFO B.O.S Better Online Solutions Ltd. +972-542525925

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd., inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

Revenues	$16,549	$15,843	$8,786	$7,552
Cost of revenues	13,167	12,626	7,054	5,996
Gross profit	3,382	3,217	1,732	1,556

Operating costs and expenses:
Sales and marketing	1,899	1,847	998	934
General and administrative	1,158	850	585	389
Total operating costs and expenses	3,057	2,697	1,583	1,323

Operating income	325	520	149	233
Financial expenses, net	(129)	(123)	(127)	(41)
Income before taxes on income	196	397	22	192
Taxes on income (tax benefit)	20	-	2	-
Net income	$176	$397	$20	$192

Basic and diluted net income per share	$0.05	$0.12	$0.00	$0.05

Weighted average number of shares used in computing basic net income per share	3,845	3,446	4,040	3,534

Weighted average number of shares used in computing diluted net income per share	3,847	3,446	4,042	3,534

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2019	December 31, 2018
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,435	$1,410
Restricted bank deposits	327	332
Trade receivables	8,945	8,624
Other accounts receivable and prepaid expenses	1,695	829
Inventories, net of advances	4,272	2,874

Total current assets	16,674	14,069

LONG-TERM ASSETS	165	177

PROPERTY AND EQUIPMENT, NET	1,299	1,108

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	929	-

OTHER INTANGIBLE ASSETS, NET	1,015	81

GOODWILL	5,147	4,676

Total assets	$25,229	$20,111

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2019	December 31, 2018
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$634	$467
Operating lease liabilities, current	527	-
Trade payables	5,527	4,106
Employees and payroll accruals	822	778
Deferred revenues	819	768
Advances net of inventory in progress	57	-
Accrued expenses and other liabilities	222	313

Total current liabilities	8,608	6,432

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	2,280	1,867
Operating lease liabilities, non-current	460	-
Accrued severance pay	274	301

Total long-term liabilities	3,014	2,168

SHAREHOLDERS’ EQUITY	13,607	11,511

Total liabilities and shareholders’ equity	$25,229	$20,111

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

(U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

Net Income as reported	$176	$397	$20	$192
Adjustments:
Amortization of intangible assets	19	28	14	14
Stock based compensation	39	28	20	14
Cost associated with a special shareholders’ meeting convened at the demand of an activist shareholder*	88	-	17	-
Imdecol’ acquisition expenses*	128	-	91	-
Currency diff. due to operating lease liabilities **	57	-	57	-
Total Adjustments	331	56	199	28
Net Income on a Non-GAAP basis	$507	$453	$219	$220

Basic net income per share	$0.13	$0.13	$0.05	$0.06

*	No additional cost expected in year 2019

**	According to US GAAP, commencing January 1, 2019, operating lessees will no longer be provided with a source of off-balance-sheet financing and lessees must recognize lease assets and lease liabilities. Since the Company’s operating lease liabilities are linked to the NIS, the devaluation of the US $ against the NIS caused a currency differences cost of $57,000 in the first six months of 2019. The Company will hedge this exposure going forward to minimize currency differences underlying operating lease liability.

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2019	2018	2019	2018

Operating income	$325	$520	$149	$233
Add:
Amortization of intangible assets	19	28	14	14
Stock based compensation	39	28	20	14
Depreciation	134	106	69	56
EBITDA	$517	$682	$252	$317

SEGMENT INFORMATION

(U.S. dollars in thousands)

	Intelligent Robotics and RFID Division	Supply Chain Solutions	Intercompany	Consolidated	Intelligent Robotics and RFID Division	Supply Chain Solutions	Intercompany	Consolidated
	Six months ended June 30, 2019				Three months ended June 30, 2019

Revenues	$7,027	$9,616	$(94)	$16,549	$3,251	$5,577	$(42)	$8,786

Gross profit	$1,404	$1,978	$-	$3,382	$604	$1,128	$-	$1,732

	Intelligent Robotics and RFID Division	Supply Chain Solutions	Intercompany	Consolidated	Intelligent Robotics and RFID Division	Supply Chain Solutions	Intercompany	Consolidated
	Six months ended June 30, 2018				Three months ended June 30, 2018
Revenues	$7,145	$8,740	$(42)	$15,843	$3,323	$4,235	$(6)	$7,552

Gross profit	$1,696	$1,521	$-	$3,217	$720	$836	$-	$1,556